U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into A Material Definitive Agreement

On February 7, 2023, AnPac Bio-Medical Science Co., Ltd. (the “Registrant” or the “Company”), through a subsidiary, Fresh2 Technology Inc. (“Fresh2”), entered into a Share Purchase Agreement (the “Ecommerce Agreement”) to acquire FRESH2 ECOMMERCE INC, a Delaware corporation (“Ecommerce”), from Mr. Haohan Xu, the Company’s Co-CEO and Co-Chairman of the board of directors. Ecommerce is a B2B e-commerce platform which focuses on connecting Asian food suppliers and supermarkets in the U.S. Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supermarkets.

Pursuant to the Ecommerce Agreement, Fresh2 will purchase all the issued and outstanding equity interests in Ecommerce in consideration of US$2,100,000, payable in the form of 5,440,420 Class A ordinary shares of the Company.

The closing of the Ecommerce Agreement is expected to take place in the first quarter of 2023, subject to the satisfaction of customary closing conditions.

On February 9, 2023, the Company issued a press release announcing the entry into the Ecommerce Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information under Exhibit 99.1 is deemed “furnished” and not “filed” under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The information in this Current Report on Form 6-K, including Exhibit 99.1, may contain forward-looking statements based on management’s current expectations and projections, which are intended to qualify for the safe harbor of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements contained herein that are not historical facts are considered “forward-looking statements.” Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, statements regarding the efficacy of investment in research and development are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the effect of political, economic, and market conditions and geopolitical events; the Company’s ability to maintain its Nasdaq listing, legislative and regulatory changes that affect our business; the availability of funds and working capital; the actions and initiatives of current and potential competitors; investor sentiment; and our reputation. The Company not undertake any responsibility to publicly release any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this report. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, global supply chains and economic activity in general.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: February 9, 2023